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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

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                             J. RAY MCDERMOTT, S.A.
                                (Name of Issuer)

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                         MCDERMOTT INTERNATIONAL, INC.
                      MCDERMOTT ACQUISITION COMPANY, INC.
                             J. RAY MCDERMOTT, S.A.
                      (Name of Person(s) Filing Statement)

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                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

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                                  P 64658 10 0
                     (CUSIP Number of Class of Securities)


           S. WAYNE MURPHY                                 ROBERT H. RAWLE
     MCDERMOTT INTERNATIONAL, INC.                      J. RAY MCDERMOTT, S.A.
         1450 POYDRAS STREET                             1450 POYDRAS STREET
        NEW ORLEANS, LA 70161                           NEW ORLEANS, LA 70161
      TELEPHONE: (504) 587-5400                        TELEPHONE: (504) 587-5400

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

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                                WITH COPIES TO:

          CHRISTOPHER MAYER                                 R. JOEL SWANSON
        DAVIS POLK & WARDWELL                            BAKER & BOTTS, L.L.P.
        450 LEXINGTON AVENUE                                 ONE SHELL PLAZA
      NEW YORK, NEW YORK 10017                         HOUSTON, TEXAS 77002-4995
     TELEPHONE: (212) 450-4000                         TELEPHONE: (713) 229-1234


This statement is filed in connection with (check the appropriate box):


a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [_] The filing of a registration statement under the Securities Act of 1933.
c. [X] A tender offer.
d. [_] None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

                           CALCULATION OF FILING FEE
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    TRANSACTION VALUATION*                            AMOUNT OF FILING FEE**
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       $525,416,977.54                                      $105,084
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*   Calculated by multiplying $35.62, the per share tender offer price, by
    14,750,617, the sum of the number of shares of Common Stock sought in the Offer and the 393,699 shares of Common Stock subject to options that will be vested and exercisable as of June 11, 1999.
**  Calculated as 1/50 of 1% of the transaction value.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:     $105,084
    Form or Registration No:    Schedule 14D-1, Registration No. 005-48641
    Filing Party:               McDermott International, Inc.
    Date Filed:                 May 13, 1999

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                                  INTRODUCTION

  This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) McDermott International, Inc., a Panama corporation ("Parent"), (ii) McDermott Acquisition Company, Inc., a Panama corporation ("Purchaser") and (iii) J. Ray McDermott, S.A., a Panama corporation (the "Company") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Purchaser for all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company (other than Shares beneficially owned by Parent) upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively.

  The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Tender Offer Statement on
Schedule 14D-1 filed by Parent and Purchaser (the "Schedule 14D-1") with the Securities and Exchange Commission on the date hereof of the information required to be included in this Schedule 13E-3. The information set forth in the
Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the schedules and annexes thereto.

  The information contained in this Schedule 13E-3 concerning the Company, including, without limitation, the deliberations of the Company's Board of Directors in connection with the transaction, the opinion of the Company's financial advisor and the Company's capital structure and historical financial statements and projections, was supplied by the Company. Parent and Purchaser take no responsibility for the accuracy of such information. The information contained in this Schedule 13E-3 concerning Parent and Purchaser was supplied by Parent and Purchaser. The Company takes no responsibility for the accuracy of such information.

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                              CROSS REFERENCE SHEET

----------------------                                 WHERE LOCATED
ITEM IN SCHEDULE 13E-3                              IN SCHEDULE 14D-1

Item 1(a).........................................     Item 1(a)
Item 1(b).........................................     Item 1(b)
Item 1(c).........................................     Item 1(c)
Item 1(d).........................................         *
Item 1(e).........................................         *
Item 1(f).........................................         *
Item 2(a).........................................     Item 2(a)
Item 2(b).........................................     Item 2(b)
Item 2(c).........................................     Item 2(c)
Item 2(d).........................................     Item 2(d)
Item 2(e).........................................     Item 2(e)
Item 2(f).........................................     Item 2(f)
Item 2(g).........................................     Item 2(g)
Item 3............................................      Item 3
Item 4............................................         *
Item 5............................................      Item 5
Item 6(a).........................................     Item 4(a)
Item 6(b).........................................         *
Item 6(c).........................................     Item 4(b)
Item 6(d).........................................     Item 4(c)
Item 7(a).........................................      Item 5
Item 7(b).........................................         *
Item 7(c).........................................         *
Item 7(d).........................................         *
Item 8............................................         *
Item 9............................................         *
Item 10...........................................      Item 6
Item 11...........................................      Item 7
Item 12...........................................         *
Item 13...........................................         *
Item 14...........................................         *
Item 15(a)........................................         *
Item 15(b)........................................      Item 8
Item 16...........................................     Item 10(f)
Item 17...........................................      Item 11

-----------------
/*/    The Item is located in the Schedule 13E-3 only.

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ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

  (a)-(c) The response to Item 1(a)-(c) of the Schedule 14D-1 is incorporated herein by reference.

  (d) The information set forth in the Offer to Purchase under "Dividends and Distributions" is incorporated herein by reference.

  (e)  Not applicable.

  (f) The information set forth in the Offer to Purchase under "Certain Information Concerning the Company" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

  This Statement is filed by Purchaser, Parent and the Company.  The response to
Item 2 of the Schedule 14D-1 is incorporated herein by reference. The information set forth in the Offer to Purchase under "Certain Information as to the Company" and under Schedules I and II is incorporated herein by reference. During the last five years, the Company and, to the best knowledge of the Company, none of the persons listed in Schedules I and II of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

  The response to Item 3 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

  (a) The information set forth in the Offer to Purchase on the cover page thereof and under "Introduction", "Background of the Offer; Recommendation of the Independent Committee and the Company Board", "The Merger Agreement", "Terms of the Offer", "Acceptance for Payment and Payment for Shares", "Procedures for Accepting the Offer and Tendering Shares", "Withdrawal Rights", "Financing of the Offer and the Merger", "Dividends and Distributions", "Certain Effects of the Offer", and "Certain Conditions of the Offer" is incorporated herein by reference.

  (b)  Not applicable.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

  The response to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  (a) The response to Item 4(a) of the Schedule 14D-1 is incorporated herein by reference.

  (b) The information set forth in the Offer to Purchase in "Fees and Expenses" is incorporated herein by reference.

  (c) The response to Item 4(b) of the Schedule 14D-1 is incorporated herein by reference.

  (d) The response to Item 4(c) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

  (a) The response to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

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  (b) The information set forth in the Offer to Purchase under "Background of the Offer; Recommendation of the Independent Committee and the Company Board", "Fairness of the Offer and the Merger" and "Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger" is incorporated herein by reference.

  (c)-(d) The information set forth in the Offer to Purchase under "Introduction", "Background of the Offer; Recommendation of the Independent Committee and the Company Board", "Fairness of the Offer and the Merger", "Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger", "Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger", "Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger", "Plans for the Company after the Offer and the Merger", "United States Federal Income Tax Consequences" and "Certain Effects of the Offer" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION

  (a)-(e) The information set forth in the Offer to Purchase under "Introduction", "Background of the Offer; Recommendation of the Independent Committee and the Company Board", "Fairness of the Offer and the Merger", "Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger" and "Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger" is incorporated herein by reference.

  (f)   Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

  The information set forth in the Offer to Purchase under "Background of the Offer; Recommendation of the Independent Committee and the Company Board", "Fairness of the Offer and the Merger", "Opinion of Financial Advisor to the Independent Committee", "Opinion of Financial Advisor to the Finance Committee", "Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger" and Annexes B and C are incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER

  The response to Item 6 of the Schedule 14D-1 is incorporated herein by reference. The information set forth in the Offer to Purchase under "Certain Information Concerning the Company" is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

  The response to Item 7 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

  The information set forth in the Offer to Purchase under "Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE OFFER AND THE MERGER

  (a) The information set forth in the Offer to Purchase under "Introduction", "Rights of Shareholders in the Offer and the Merger", and "The Merger Agreement" is incorporated herein by reference.

  (b)   Not applicable.

  (c)   Not applicable.

ITEM 14.  FINANCIAL INFORMATION

  (a) The information set forth in the Offer to Purchase under "Certain Information Concerning the Company" is incorporated herein by reference. In addition, the Company's audited financial statements (and related notes) for the fiscal years ended March 31, 1997 and March 31, 1998, and the Company's unaudited financial statements (and related

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notes) for the three-month and nine-month periods ended December 31, 1998, are attached to the Offer to Purchase as Annexes D and E thereto, respectively.

  (b)   Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

  (a) The information set forth in the Offer to Purchase under "Background of the Offer and the Merger; Recommendation of the Independent Committee and the Company Board", "Plans for the Company after the Offer and the Merger", "Financing of the Offer and Merger", and "Certain Effects of the Offer" is incorporated herein by reference.

  (b) The response to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION

  The response to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS

  (a)(1) Commitment Letter (including the related term sheet), dated May 7, 1999, from Citibank, N.A.*

  (b)(1) Opinion of Simmons & Company International, dated May 6, 1999 (attached as Annex B to the Offer to Purchase).*

  (b)(2)  Presentation of Simmons & Company International, dated May 6, 1999.

  (b)(3) Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated May 6, 1999 (attached as Annex C to the Offer to Purchase).*

  (b)(4) Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated April 28, 1999.

  (c)(1) Agreement and Plan of Merger, dated as of May 7, 1999, between the Company and Parent.*

  (c)(2) Confidentiality Agreement, dated February 17, 1999, between the Company and Parent.*

  (d)(1)  Offer to Purchase, dated May 7, 1999.*

  (d)(2)  Letter of Transmittal.*

  (d)(3)  Notice of Guaranteed Delivery.*

  (d)(4) Letter from Merrill Lynch, Pierce, Fenner & Smith Incorporated to Brokers, Dealers, Commercial Banks, Trust Companies and
          Other Nominees.*

  (d)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

  (d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

  (d)(7)  Summary Advertisement as published in The Wall Street
          Journal on May 13, 1999.*

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  (d)(8)  Text of Joint Press Release issued by Parent and the Company on
          May 7, 1999.*

  (d)(9)  Text of Press Release issued by Parent on May 13, 1999.*

  (e)     Not applicable.

  (f)     Not applicable.

  (g)(1) Complaint filed in Pasternac, et al. v. William J. Johnson, Robert H. Rawle, Roger E. Tetrault, Rick L. Burdick, Richard E. Woolbert, Robert L. Howard, Sean C. O'Keefe, Cedric Ritchie, McDermott International, Inc. and J. Ray McDermott, S.A. (Civil District
          Court for the Parish of Orleans in the State of Louisiana, filed March 17, 1999).

  (g)(2) Complaint filed in Hill v. J. Ray McDermott, S.A., McDermott International, Inc., Roger E. Tetrault, Rick L. Burdick,
          Robert L. Howard, William J. Johnson, Sean Charles O'Keefe,
          Robert H. Rawle, Cedric E. Ritchie, Richard E. Woolbert and
          John Doe (Civil District Court for the Parish of Orleans in the State of Louisiana, filed April 7, 1999).

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* Incorporated by reference to the Statement on Schedule 14D-1 filed by
  Purchaser and Parent on May 13, 1999.

                                       7
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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 1999


                    MCDERMOTT INTERNATIONAL, INC.


                    By: /s/ S. W. Murphy
                        --------------------------------------------------
                        Name:  S. W. Murphy
                        Title: Senior Vice President, General Counsel and
                               Corporate Secretary



                    MCDERMOTT ACQUISITION COMPANY, INC.


                    By: /s/ Daniel R. Gaubert
                        --------------------------------------------------
                        Name:  Daniel R. Gaubert
                        Title: Treasurer



                    J. RAY MCDERMOTT, S.A.


                    By: /s/ R. H. Rawle
                        --------------------------------------------------
                        Name:  R. H. Rawle
                        Title: President and Chief Operating Officer

                                       8
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                                 EXHIBIT INDEX

EXHIBIT NO.                       DESCRIPTION
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 (b)(2)      Presentation of Simmons & Company International dated May 6, 1999.
 (b)(4)      Presentation of Merrill Lynch, Pierce, Fenner & Smith
              Incorporated dated April 29, 1999.

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